FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 November

200
8

HSBC HOLDINGS PLC

THIRD INTERIM DIVIDEND FOR 2008

ON ORDINARY SHARES

In accordance with their intention to pay quarterly dividends on the ordinary shares in a pattern of three equal dividends with a variable fourth interim dividend, and as envisaged in the announcement of the 2008 Interim Results on 4 August 2008, the Directors of HSBC Holdings plc have declared a third interim dividend of US$0.18 per ordinary share in respect of the year ending 31 December 2008. The dividend will be payable on 14 January 2009 to holders of ordinary shares on the Register on 21 November 2008. The ordinary shares will be quoted ex-dividend in
London
, Hong Kong,
Paris
 and
Bermuda
 on 19 November 2008. The American Depositary Shares will be quoted ex-dividend in
New York
 on 19 November 2008.
Payment on Ordinary Shares
The third interim dividend will be payable on 14 January 2009 in cash in US dollars, or in sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in
London
 at or about 11.00 am on 5 January 2009, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to holders of ordinary shares on or about 3 December 2008, and elections will be required to be made by 30 December 2008.
Any person who has acquired ordinary shares registered on the Principal Register in the
United Kingdom
 but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 21 November 2008 in order to receive the dividend.
The Hong Kong Overseas Branch Register of shareholders will be closed for one day, on Friday 21 November 2008. Any person who has acquired shares registered on that Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00 pm on Thursday 20 November 2008 in order to receive the dividend. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.
Any person who has acquired ordinary shares registered on the Bermuda Overseas Branch Register of shareholders but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00 pm on Friday 21 November 2008 in order to receive the dividend.
Payment on Ordinary Shares held through Euroclear
France
The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 14 January 2009 to the holders of record on 21 November 2008. The dividend will be payable in cash, in euros at the forward exchange rate quoted by HSBC France at or about 12 noon on 5 January 2009, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 17
 and
26

November
 200
8
.
Payment on American Depositary Shares
The dividend will be payable on American Depositary Shares, each of which represents five ordinary shares, on 14 January 2009 to holders of record on 21 November 2008. The dividend of US$0.90 per American Depositary Share will be payable in cash in US dollars or as a scrip dividend of new American Depositary Shares. Particulars of these arrangements will be mailed to holders on or about 2 December
 200
8
, and elections w
ill be required to be made by 22 December
200
8
. Alternatively, the cash dividend may be invested in additional American Depositary Shares for participants in the dividend reinvestment plan operated by the depositary.
Any person who has acquired American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on Friday 21 November 2008 in order to receive the dividend.
DIVIDEND ON 6.20% NON-CUMULATIVE US DOLLAR PREFERENCE SHARES, SERIES A ("SERIES A DOLLAR PREFERENCE SHARES")
In 2005 1,450,000 Series A Dollar Preference Shares were issued for a consideration of US$1,000 each and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.
A non-cumulative fixed-rate dividend of 6.20 per cent per annum is payable quarterly on the Series A Dollar Preference Shares on 15 March, 15 June, 15 September and 15
December for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend for the quarter ending 15 December 2008. The dividend of US$0.3875 per Series A American Depositary Share will be payable on 15 December to the holders of record on 1 December 2008.
Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on Monday 1 December 2008 in order to receive the dividend.
FINAL RESULTS
As indicated in the announcement of the 2008 Interim Results, the results for the year to 31 December 2008 will be announced on Monday 2 March 2009. The results announcement will be released at or after 4.30pm in Hong Kong (8.30am in
London
, 9.30am in
Paris
 and 3.30am in
New York
), when the stock index futures and options markets in
Hong Kong
 have closed. It is intended that any fourth interim dividend for 2008 that is announced on that date would be payable on 6 May 2009 to holders of ordinary shares on the Register on 20 March 2009. HSBC Holdings' ordinary shares would be quoted ex-dividend in
London
, Hong Kong,
Paris
 and
Bermuda
 on 18 March 2009. The American Depositary Shares would be quoted ex-dividend in
New York
 on 18 March 2009.

The Directors of HSBC Holdings plc are S K Green, M F Geoghegan, S A Catz
†
, V H C Cheng, J D Coombe
†
, J L
Durán
†
, R A Fairhead
†
, D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett
†
, W S H Laidlaw
†
, Sir Mark Moody-Stuart
†
, G Morgan
†
, N R N Murthy
†
, S M Robertson
†
 and Sir Brian Williamson
†
.

*
Non-executive Director
†
Independent non-executive Director

Media enquires to Brendan McNamara on +44 (0) 20 7991 0655 or at
brendan.mcnamara@hsbc.com

Note to Editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: November 3, 2008